Exhibit 99.1
ArcelorMittal announces publication of its 2024 half-year report

02 August 2024, 18:00 CET

ArcelorMittal (the ‘Company’) has today published its half-year report for the six-month period ended 30 June 2024.

The report is available on http://corporate.arcelormittal.com/ under Investors > Financial reports > Half-year reports, and on the electronic database of the Luxembourg Stock Exchange (www.bourse.lu/).

The report has also been filed on Form 6-K with the U.S. Securities and Exchange Commission (SEC) and is available on http://corporate.arcelormittal.com/ under Investors > Financial reports > SEC filings.

ENDS

About ArcelorMittal

ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 15 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia, including India, through its joint venture AM/NS India.

ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2023 generated revenues of $68.3 billion, produced 58.1 million metric tonnes of crude steel and 42.0 million tonnes of iron ore.
Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.
ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com.

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801

Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com